PE
1/15/02

02045820

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, July 11, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Re.: Acquisition of Stock issued by the Company for Resale or Cancellation

The Board of Directors of this Bank, in a meeting held on this date, pursuant to Paragraph 4 of Article 6 of the Corporate Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of the Law 6,404/76 and the CVM (Brazilian Securities Commission) Instructions 10 and 268 of February 14, 1980 and November 13, 1997, respectively, resolved to:

I) authorize the Board of Executive Officers of this Company to acquire up to 50,000,000,000 registered book-entry stock, with no par value, comprising 24,000,000,000 common stock and 26,000,000,000 preferred stock, to be maintained in treasury stock for later resale or cancellation, without decreasing the Capital Stock, it being incumbent upon the Board of Executive Officers to determine the opportunity and number of stocks to be effectively acquired, within the limits authorized and the validity term of this resolution.

For the purposes of Article 8 of CVM Instruction 10, of February 14, 1980, it is specified that:

a) the objective of the present authorization is the application of resources available for Investment, resulting from the "Profits Reserve - Statutory Reserve" account;

b) valid for the period of 40 (forty) days, as from July 12, 2002;

c) according to the evaluation of Article 5 of CVM Instruction 10, the Bank has 925,256,303,943 outstanding stocks, comprising 247,456,509,838 common stocks and 677,799,794,105 preferred stocks;

d) the reacquisition and/or resale operations of this stock will be undertaken at market price and be intermediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with head office at Avenida Ipiranga, 282, 11º and 12º floors, São Paulo, SP.

II) in case of cancellation of the stock acquired, it will be incumbent upon the Board of Directors to propose the approval of the said cancellation to the Stockholders' Meeting, without decreasing the Capital Stock.

Sincerely yours,

Banco Bradesco S.A.

Carlos Alberto Rodrigues Guilherme

Romulo Nagib Lasmar

Mod. 1.062.6

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, July 4, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

As a complement to our Communication of July 1, 2002, with regards to the cancellation of the authorization granted to the Board of Executive Officers on June 28, 2002, to acquire up to 40,000,000,000 nominative stocks, with no par value, issued by the Company, of which 20,000,000,000 are common stocks and 20,000,000,000 are preferred stocks, for the period of 1 (one) month, as from July 2, 2002, with the objective of remaining in treasury stock and later resale or cancellation, without decreasing the Capital Stock, we inform:

a) The "Code of Conduct" adopted by the Company on Negotiations of Securities and Disclosure and Use of Information, in compliance with Article 10 of CVM Instruction 299, of February 9, 1999, the negotiation of stocks emitted by the Bank by individuals and legal entities therein mentioned is prohibited.

b) With the legal effect of CVM Instruction 358, Paragraph 5 of Article 13 made it possible that the individuals and legal entities cited in the caput of that article might negotiate stocks issued by the company in the period of repurchase, conditioned to the disclosure of the relevant fact to the market and provided that the negotiation of the stocks did not interfere with business conditions, in prejudice to the stockholders' of the company or of itself.

c) Later, CVM Instruction 369, in a new wording of Paragraphs 3 and 5 of Article 13 of CVM Instruction 358, subtly, reestablished the prohibition previously relaxed, as it was not observed at the moment of initiating the new process of repurchase, deliberated on June 28, 2002 that, if maintained, the impediment would extend for 4 months, bearing in mind that the process for repurchase authorized on April 1, 2002 for a period of 3 months, was in progress, with maturity on July 1, 2002.

Considering these facts and also the institution of the "Policies of Disclosure of a Relevant Act or Fact and of Negotiation of Securities" that will substitute the aforementioned "Code of Conduct", the Supervisory Board, with the purpose of permitting that individuals and legal entities listed in Article 13 of the aforementioned CVM Instruction 358 might negotiate stocks of the Company, decided to postpone the process of repurchase of the stocks of their own issuing, when the limit of acquisition and the term of validity shall be reevaluated.

Sincerely yours,

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice-President Director

Mod 10026

Bradesco

Banco Bradesco S.A

Cidade de Deus, Osasco, SP, July 1, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: **Payment of Monthly Interest on Own Capital**
. Banco Bradesco S.A.

The Board of Directors of this Bank, in a meeting held on this date, approved the Board of Executive Officers proposal for the payment to the Company's Stockholders, pursuant to bylaw and legal provisions, of interest on own capital related to the month of July/2002, **in the amount of R$0,0117650 for common stock and R$0,0129415 for preferred stock, both per lot of one thousand stocks**, benefiting the stockholders registered in the Company's records on this date (7.1.2002).

The payment will be made on 8.1.2002, at the net amount of **R$0,010 for common stock and R$0,011 for preferred stock, both per lot of one thousand stocks** for those shareholders with stock position equal to or over 100,000 shares, after deduction of Income Withholding Tax of fifteen percent (15%), except for the corporate entity stockholders that are exempt from this taxation, which will receive the declared amount.

For those with stock position up to 99,999 shares, the payment will be made on 1.2.2003, but may be antecipated if the shareholder presents a written request for that purpose.

The respective interest will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The interest relating to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, independently the stockholder position which will be transfered to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Bradesco
Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, July 1, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

The Board of Directors of this Bank, in a meeting held on this date, decided not to consider the resolution related to the authorization granted to the Board of Executive Officers in the meeting held on June 28, 2002, to acquire up to 40,000,000,000 registered book-entry stocks, with no par value, issued by the Company, comprising 20,000,000,000 common stocks and 20,000,000,000 preferred stocks, for the period of one (1) month, as from July 2, 2002, to be maintained in treasury stock for later resale or cancellation, without decreasing the Capital Stock.

Sincerely yours,

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice President

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, June 28, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Re.: Acquisition of Stock issued by the Company for Resale or Cancellation

The Board of Directors of this Bank, in a meeting held on this date, pursuant to Paragraph 4 of Article 6 of the Corporate Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of the Law 6,404/76 and the CVM (Brazilian Securities Commission) Instructions 10 and 268 of February 14, 1980 and November 13, 1997, respectively, resolved to:

I) authorize the Board of Executive Officers of this Company to acquire up to 40,000,000,000 registered book-entry stock, with no par value, comprising 20,000,000,000 common stock and 20,000,000,000 preferred stock, to be maintained in treasury stock for later resale or cancellation, without decreasing the Capital Stock, it being incumbent upon the Board of Executive Officers to determine the opportunity and number of stocks to be effectively acquired, within the limits authorized and the validity term of this resolution.

For the purposes of Article 8 of CVM Instruction 10, of February 14, 1980, it is specified that:

a) the objective of the present authorization is the application of resources available for Investment, resulting from the "Profits Reserve - Statutory Reserve" account;

b) valid for the period of one (1) month, as from July 2, 2002;

c) according to the evaluation of Article 5 of CVM Instruction 10, the Bank has 925,256,303,943 outstanding stocks, comprising 247,456,509,838 common stocks and 677,799,794,105 preferred stocks;

d) the reacquisition and/or resale operations of this stock will be undertaken at market price and be intermediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with head office at Avenida Ipiranga, 282, 11º and 12º floors, São Paulo, SP.

II) in case of cancellation of the stock acquired, it will be incumbent upon the Board of Directors to propose the approval of the said cancellation to the Stockholders' Meeting, without decreasing the Capital Stock.

III) record that, in relation to the authorization granted to the Board of Directors, in the meeting of this body nº 841, as of April 1, 2002, for the acquisition of up to 25,000,000,000 nominative shares, with no par value, issued by the Entity, being 10,000,000,000 common and 15,000,000,000 preferred shares, for the term of 3 (three) months, with the objective of remaining in treasury and for subsequent disposal or cancelation, with no Capital reduction, 526,900,000 common shares were acquired, in the above-mentioned period, which will remain in treasury, and the decision on the disposal or cancelation of these shares will be taken on a timely basis and informed to the market.

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Mod. 1062-6

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, June 28, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: **Payment of Intermediary Interests on Own Capital**
. Banco Bradesco S.A.

The Board of Directors of this Bank, in a meeting held on this date, approved the Board of Executive Officers' proposal for the payment to the Company's Stockholders, pursuant to the Corporate Bylaws and legal provisions, of Intermediary Interests on Own Capital related to the period of the 1st half 2002, **in the amount of R$0,0705900 for common and R$0,0776490 for preferred stocks, both per lot of one thousand shares, equivalent to 6 regular monthly interests on Own Capital payments**, benefiting the stockholders that are registered in the Company's records on this date (6.28.2002).

The payment will be made on 7.29.2002, at the net amount of **R$0,060 for common and R$0,066 for preferred stocks, both per lot of one thousand shares,** after deduction of Withholding Income Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from the respective taxation, which will receive at the declared amount.

The respective Interests on Own Capital will be computed in the calculation of the minimum compulsory dividend for the year, as established in the Corporate Bylaws.

The Interests on Own Capital relative to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, and will be transfered to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

FEV/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: July 15, 2002

By:__________________________
Name: Carlos Alberto Rodrigues Guilherme
Title: Managing Director